UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


         DI VISION OF
     CORPORATI ON FI NANCE


                                              March 3, 2021

Via E-Mail

Barbara L. Borden, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

        Re:      Viela Bio, Inc.
                 Amended Schedule TO-T filed February 26, 2021, by Teiripic
Merger
                   Sub, Inc., et. al.
                 SEC File No. 005-91167

Dear Ms. Borden:

        We have reviewed your filing and have the following comment.

Amended Schedule TO

1. We note your response to prior comment 1. We further note that the exhibits required to be filed in connection with a Schedule TO are set forth in
Item 1016 of
        Regulation M-A and that the provisions of Item 601(b)(2) of Regulation S-K are not available for the current transaction. Thus, please file the unredacted exhibits.

        Please direct any questions to me at (202) 551-3619.

                                              Sincerely,


                                              /s/ Daniel F. Duchovny
                                              Daniel F. Duchovny
                                              Special Counsel
                                              Office of Mergers and
Acquisitions